SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October 2014

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

Announcement  |  Lisbon  |  7 October 2014

Clarification to the Market disclosed by Oi

Portugal Telecom, SGPS S.A. hereby informs on the clarification to the market disclosed by Oi, S.A., according to the company’s announcement attached hereto.

Portugal Telecom, SGPS, SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.telecom.pt

Rio de Janeiro, October 7, 2014.

BM&FBOVESPA S.A. Bolsa de Valores, Mercadorias e Futuros

Company Monitoring Superintendency

Rua XV de Novembro, No. 275

São Paulo, SP

01010-010

Attn: Mr. Nelson Barroso Ortega

Brazilian Securities and Exchange Commission

Rua Sete de Setembro, No. 111, 5th floor , Centro

Rio de Janeiro, RJ

20050-901

Attn:                    Mr. Fernando Soares Vieira - Superintendency of Corporate Relations

Mr. Waldir de Jesus Nobre - Superintendency of Relations with the Market and Intermediaries

Re: Official Letter SAE/GAE 3108-14

Dear Sirs,

Oi S.A. (“Oi” or the “Company”), in response to the Letter SAE/GAE 3108-14 of the BM&FBOVESPA S.A. — Bolsa de Valores, Mercadorias e Futuros (“BM&FBovespa”), through which the BM&FBOVESPA requests “clarifications by October 7, 2014 regarding the news published in the newspaper Valor Econômico, in the October 6, 2014 issue titled ‘Oi will sell all of PT and focus on Brazilian operations (Oi vende tudo da PT e foca operação no Brasil),’ as well as other information considered important,” presents the following clarifications with respect to the aforementioned news.

1

The Company clarifies that part of its strategy is to find and analyze alternatives to strengthen and improve its financial flexibility, thereby allowing it to extend the expirations and maturities of its indebtedness; reduce costs related to financing; and strengthen its liquidity position, including through the potential sale of non-strategic assets and investments in subsidiaries, such as Oi’s shareholding in Africatel Holdings B.V., as disclosed in the Notice to the Market dated September 16, 2014.

The Company seeks parties interested in acquiring its assets in Africa, but there has been no such agreement to date, nor have any instruments or proposals been signed with the purpose of selling these assets.

The Company also clarifies that, to date, no decision has been made regarding the sale of its assets in Portugal, nor has it received any such offers.

The Company will maintain its shareholders and the market informed of any material events related to the topics discussed herein.

Regards,

Bayard De Paoli Gontijo

Chief Financial Officer and Investor Relations Officer

Oi S.A.

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 7, 2014

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.